Exhibit 99.1

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto to provide comprehensive financing package to Ivanhoe Mines and agrees to Board and management changes

18 April 2012

Rio Tinto and Ivanhoe Mines Ltd. (Ivanhoe) have signed an agreement under which Rio Tinto has agreed to support and provide certain elements of a comprehensive funding package for Ivanhoe that will underpin the development of the Oyu Tolgoi copper-gold mine in Mongolia. The parties have also agreed that Rio Tinto, which currently owns 51 per cent of Ivanhoe, will replace a number of the directors on the Ivanhoe Board with Rio Tinto-nominated directors and also nominate a new management team.

Financing package

The comprehensive financing package, together with the proceeds from any potential future asset sales by Ivanhoe, are intended to cover Ivanhoe’s total funding needs to complete the development of Oyu Tolgoi. Rio Tinto will support a US$1.8 billion equity financing by Ivanhoe. Rio Tinto will also provide US$1.5 billion of bridge financing to Ivanhoe, in addition to the US$1.8 billion interim funding facility that was agreed in December 2010.

Rio Tinto remains committed to continue working with Ivanhoe to secure project financing for the Oyu Tolgoi project and has agreed to provide a guarantee of certain obligations of Ivanhoe under the project financing. Once project financing is in place, both the US$1.5 billion of bridge financing and the US$1.8 billion interim funding facility will be repaid to Rio Tinto in full.

Board and management changes

Under the agreement, a new thirteen-member Board will be formed, the majority of which will be independent directors comprising:

•	Eleven Rio Tinto-nominated directors, six of which will be independent; and

•	Two directors nominated by Mr Robert Friedland, one of which will be independent.

There will be an interim Board in place until the new Board is formed. Seven Ivanhoe Board directors will step down immediately. Mr David Huberman will step down from his role as chairman but continue to serve as a Board member. Mr Michael Gordon has been appointed as interim chairman pending the formation of the new Board.

Mr Friedland has stepped down from the Board and from his role as CEO of Ivanhoe. In addition, the CFO and certain other senior executives of Ivanhoe have stepped down.

Ms Kay Priestly, a director of Ivanhoe and CFO of Rio Tinto Copper, has been appointed interim CEO and Ms Catherine Barone, vice president, corporate controller of Ivanhoe, has been appointed interim CFO.

The interim Board will approve the appointment of six new Board directors nominated by Rio Tinto by 25 April, 2012 to complete the new Board composition. The appointment of a new CEO and CFO nominated by Rio Tinto will be also approved by the Board.

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Rio Tinto Copper chief executive Andrew Harding said: “Since 2006, Rio Tinto has provided funding of US$3.5 billion to Ivanhoe for the development of Oyu Tolgoi. Today’s agreement provides future financial certainty for Ivanhoe and stability for the timely development of Oyu Tolgoi. We will also undertake a strategic review of Ivanhoe’s assets with a view to maximising value for all Ivanhoe shareholders.

“Working with our partners in Mongolia, we are dedicated to meeting our target of starting commercial production from Oyu Tolgoi in the first half of 2013 and bringing the benefits of the mine to the people of Mongolia”.

Important Information

This announcement is not an offer of securities. No securities may be offered or sold within the United States absent registration under the US Securities Act of 1933 or an applicable exemption from such registration requirements.

Notes to editors

The departing Ivanhoe Board members are Mr Robert Friedland, Mr Edward Flood, Dr Markus Faber, Mr David Korbin, Ms Livia Mahler, Mr Tracy Stevenson and Mr Dan Westbrook.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont…/

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
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Tony Shaffer	David Ovington
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Christina Mills
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Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
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Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
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Bruce Tobin
Office: +61 (0) 3 9283 3612
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Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
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Website:	www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media